FILED PURSUANT TO RULE 424(b)(2)
REGISTRATION NO. 333-78797
PROSPECTUS SUPPLEMENT
(To Prospectus dated June 11, 1999)

717,316 Shares

Common Stock

          We are offering 717,316 shares of our common stock with this prospectus supplement. Our common stock is quoted on the Nasdaq National Market under the symbol “AMZN.” On November 8, 2001, the reported closing price of our common stock on the Nasdaq National Market was $6.97 per share.

          We will issue the 717,316 shares of our common stock based on a per share price of $6.97 to Altura International, a California corporation (the “Purchaser”), in consideration for the issuance by the Purchaser to our wholly-owned subsidiary, Amazon.com NV Investment Holdings, Inc., a Nevada corporation (“NV Investment Holdings”), of 10,722,063 shares of the Purchaser’s Series G Preferred Stock, par value $0.001 per share (the “Purchaser Stock”), at a price per share of $0.4663.

          Investing in our common stock involves risks that are described under “Business-Additional Factors That May Affect Future Results” beginning on page 32 of our Quarterly Report on Form 10-Q filed October 30, 2001.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 9, 2001

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A BOUT THIS PROSPECTUS SUPPLEMENT

          You should read this prospectus supplement along with the accompanying prospectus. These documents contain information you should consider when making your investment decision. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone else to provide you with different or additional information.

          This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common stock being purchased in this offering. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of an offer to buy the common stock being purchased in this offering in any circumstances in which an offer or solicitation is unlawful.

          Information in this prospectus supplement and the accompanying prospectus may change after the date on the front of the applicable document. You should not interpret the delivery of this prospectus supplement or the accompanying prospectus or the sale of the common stock as an indication that there has been no change in our affairs since that date.

USE OF PROCEEDS

          We will receive the 10,722,063 shares of Purchaser Stock from this offering, which we will hold as part of our strategic investment portfolio. The Purchaser Stock has not been registered under the Securities Act of 1933, as amended. We will not receive any cash proceeds from this offering. This offering is being made for strategic reasons, and we are entering into commercial arrangements with the Purchaser concurrently with the closing of this offering.

DILUTION

          Our net tangible book value, in thousands, as of September 30, 2001 was $(1,565,055), or $(4.21) per share of common stock. Net tangible book value per share is determined by dividing our net tangible book value (total tangible assets less total liabilities) by the number of outstanding shares of common stock at that date. After giving effect to the sale of the 717,316 shares of our common stock offered hereby at a price of $6.97 per share and after deducting estimated offering expenses, our net tangible book value, in thousands, at September 30, 2001 would have been $(1,560,055), or $(4.19) per share. The effect of the offering represents an immediate increase in net tangible book value to existing stockholders of $0.02 per share and an immediate dilution to purchasers of common stock in this offering of $11.16 per share. The following table illustrates the per share dilution:

Price per share	$ 6.97
Net tangible book value per share as of September 30, 2001	$ (4.21)
Increase per share attributable to the new investor	$ 0.02
Net tangible book value per share after this offering	$ (4.19)
Net tangible book value dilution per share to the new investor	$(11.16)

          The above discussion and table assume no exercise of stock options or warrants outstanding as of September 30, 2001. As of September 30, 2001, there were options outstanding to purchase a total of 66,927,453 shares of common stock at a weighted average exercise price of $10.6832 per share under our Amended and Restated 1994 Stock Option Plan, our 1997 Stock Incentive Plan, our 1999 Non-Officer Employee Stock Option Plan, and the option plans of acquired companies, and a maximum of 62,287,544 additional shares were reserved for the future grant of options under such plans. To the extent that any of these options are exercised, there will be further dilution to the new investor.

PLAN OF DISTRIBUTION

          In consideration for the issuance of the Purchaser Stock to NV Investment Holdings pursuant to the terms and subject to the conditions contained in the Series G Preferred Stock Purchase Agreement, dated November 7, 2001, between the Purchaser and NV Investment Holdings, we have agreed to sell 717,316 shares of our common stock to the Purchaser. The common stock will be purchased at a negotiated purchase price of $6.97 per share. This price reflects the closing price of our common stock on the Nasdaq National Market on November 8, 2001. We will not pay any commissions or other compensation in connection with this sale of our common stock.